January 12, 2021

Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mary Beth Breslin, Legal Branch Chief, Division of Corporation Finance

RE:	Hexcel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 18, 2020
File No. 001-08472

Dear Ms. Breslin:

On behalf of Hexcel Corporation (the “Company”), please find the Company’s response to the December 28, 2020 letter of the Securities and Exchange Commission (the “Commission”) to Gail E. Lehman, Executive Vice President, General Counsel and Secretary of the Company, in reference to the above Annual Report. For reference purposes, the Commission’s comment is reproduced below with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2019

General

1.	We note that your forum selection provision in Section 54 of your bylaws identifies the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery lacks subject matter jurisdiction over any such action or proceeding, another state or federal court located within the State of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” In future filings, please describe this provision, including the relevant forum for litigation and any subject matter jurisdiction carve out, and whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision and include risk factor disclosure of the risks to investors, such as the increased costs to bring a claim and that the provision may discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Further, if the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Hexcel Corporation

Two Stamford Plaza, 281 Tresser Boulevard, Stamford CT 06901-3261, USA,

Tel: (203) 969-0666 • Fax: (203) 358-3973 • www.hexcel.com

Company Response:

We acknowledge the Staff’s comment and propose to include within the Description of Securities filed as an exhibit to future annual reports on Form 10-K a description of this provision substantially similar to the following:

In addition, the Bylaws provide that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company arising out of or relating to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, subject to the court having personal jurisdiction over the indispensable parties named as defendants.

Under the Bylaws, to the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder; provided, however, that the Company’s stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws, a court could find the choice of forum provisions contained in the Company’s Bylaws to be inapplicable or unenforceable. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, this provision may have the effect of discouraging lawsuits against the Company’s directors and officers.

We also propose to add a risk factor substantially similar to that set forth below in future annual reports on Form 10-K.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between us and our stockholders, which could discourage lawsuits against the Company and our directors and officers.

Our amended and restated bylaws provide to the fullest extent permitted by law that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or our restated certificate of incorporation, as amended, or amended and restated bylaws, or any action asserting a claim governed by the internal affairs doctrine of the State of Delaware.

To the fullest extent permitted by law, this exclusive forum provision applies to state and federal law claims, including claims under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, although the Company will not be deemed to have waived its compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision contained in the amended and restated bylaws to be inapplicable or unenforceable.

This exclusive forum provision may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with the Company or our directors or officers, which may discourage such lawsuits against the Company and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.

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The Company acknowledges that the responsibility for the adequacy and accuracy of all disclosures within our filings rests with the Company, that Staff comments and/or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gail E. Lehman
Gail E. Lehman
Executive Vice President, General Counsel and Secretary